Mail Stop 4561

March 22, 2007

Mr. Bruce W. Taylor
Chief Executive Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, IL 60018

      Re: **Taylor Capital Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 15, 2007
              File No. 000-50034

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Nonperforming Assets and Impaired Loans, page 39

1.   We note your disclosure on page 40 that $19.7 million of non-performing loans at December 31, 2006 are to two residential real estate developers. Please describe for us the collateral on these loans and how you determine the fair value of collateral. Tell us how you factored this information into your determination of whether these loans are considered impaired as well as the level of specific loan loss allowance required.

2.   We note your disclosure that not all nonperforming loans are considered impaired loans. For each significant loan that is considered nonperforming but not impaired as of December 31, 2006, please describe for us the borrower's recent payment history and explain how you determined that collection of all amounts due according to the contractual terms of the loan agreement is probable. In addition, describe the underlying reasons for the significant increase in loans contractually past due 90 days or more but still accruing. Refer to paragraph 8 of SFAS 114.

Note 18 – Derivative Financial Instruments, page 95

3.   For each type of hedging relationship outstanding during any of the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

- the nature and specific terms of the hedged item or transaction, including any embedded options;
- for cash flow hedges of pools of cash flows, such as a group of interest receipts, describe how your hedge documentation sufficiently specifies the hedged cash flows;
- the nature and specific terms of the derivative instrument;
- for hedges involving prime-based rates, identify the specific prime rate index of the hedged item and/or derivative instrument;
- the specific documented risk being hedged;
- for hedges involving prime-based rates, how you considered that prime is not a benchmark interest rate as defined by paragraph 540 of SFAS 133 as amended;
- how you assess effectiveness at inception and on an ongoing basis, including the quantitative measures you use and how you use them; and
- the quantitative measures you use to measure ineffectiveness.

4.   Please tell us the nature of the hedging relationships for which you apply the "short-cut" method or "matched terms" approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

5.   We note your disclosure on pages 96 and 97 that you terminated certain interest rates swaps and de-designated a floor agreement in May 2006. Please tell us the nature of the circumstances leading to your decision to terminate the swap agreements and de-designate the floor agreement, particularly in light of the significant amount of cash paid to terminate derivative instruments.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief